PART I - FINANCIAL INFORMATION

Item 1.  Financial Statements.

                   Tredegar Industries, Inc.
                  Consolidated Balance Sheets
                         (In Thousands)
                          (Unaudited)

                                                              Sept. 30, Dec. 31,
                                                               1997      1996
                                                             --------- ---------

Assets
Current assets:
    Cash and cash equivalents                                $ 114,001 $ 101,261
    Accounts and notes receivable                               78,456    61,076
    Inventories                                                 18,073    17,658
    Income taxes recoverable                                       381     2,023
    Deferred income taxes                                        9,417     9,484
    Prepaid expenses and other                                   4,089     2,920
                                                             --------- ---------
      Total current assets                                     224,417   194,422
                                                             --------- ---------
Property, plant and equipment, at cost                         277,848   260,200
Less accumulated depreciation and amortization                 180,419   169,771
                                                             --------- ---------
      Net property, plant and equipment                         97,429    90,429
                                                             --------- ---------
Other assets and deferred charges                               55,808    36,094
Goodwill and other intangibles                                  20,086    20,132
                                                             ========= =========
      Total assets                                           $ 397,740 $ 341,077
                                                             ========= =========

Liabilities and Shareholders' Equity
Current liabilities:
    Accounts payable                                          $ 42,392  $ 28,814
    Accrued expenses                                            38,470    32,487

                                                             --------- ---------
      Total current liabilities                                 80,862    61,301
Long-term debt                                                  30,000    35,000
Deferred income taxes                                           18,728    16,994
Other noncurrent liabilities                                    13,838    15,237
                                                             --------- ---------
      Total liabilities                                        143,428   128,532
                                                             --------- ---------
Shareholders' equity:
    Common stock, no par value                                 113,051   113,019
    Common stock held in trust for savings
      restoration plan                                            (744)        -
    Unrealized gain on available-for-sale securities             3,573         -
    Foreign currency translation adjustment                         36       499
    Retained earnings                                          138,396    99,027
                                                             --------- ---------
      Total shareholders' equity                               254,312   212,545
                                                             --------- ---------
      Total liabilities and shareholders' equity             $ 397,740 $ 341,077
                                                             ========= =========

        See accompanying notes to financial statements.


                              Tredegar Industries, Inc.
                         Consolidated Statements of Income
                                   (In Thousands)
                                    (Unaudited)

                                                 Third Quarter        Nine Months
                                                Ended Sept. 30      Ended Sept. 30
                                              ------------------- -------------------
                                                1997      1996      1997      1996
                                              --------- --------- --------- ---------

Revenues:
    Net sales                                 $155,058  $129,425  $433,372  $397,143
    Other income (expense), net                  3,798     2,909    11,701     3,324
                                              --------- --------- --------- ---------
      Total                                    158,856   132,334   445,073   400,467
                                              --------- --------- --------- ---------

Costs and expenses:
    Cost of goods sold                         122,403   103,334   343,658   317,556
    Selling, general and administrative          9,438     9,713    26,928    30,828
    Research and development                     3,220     2,500     9,667     7,520
    Interest                                       456       459     1,598     1,608
    Unusual items                                    -      (680)   (2,250)  (11,427)
                                              --------- --------- --------- ---------
      Total                                    135,517   115,326   379,601   346,085
                                              --------- --------- --------- ---------
Income before income taxes                      23,339    17,008    65,472    54,382
Income taxes                                     8,202     6,273    23,034    18,627
                                              --------- --------- --------- ---------
Net income                                    $ 15,137  $ 10,735  $ 42,438  $ 35,755
                                              ========= ========= ========= =========

Earnings per common and dilutive common
    equivalent share                          $   1.14     $ .82    $ 3.23    $ 2.74
                                              ========= ========= ========= =========

Shares used to compute earnings per
    common and dilutive common equivalent
    share                                       13,254    13,112    13,158    13,047
                                              ========= ========= ========= =========

                  See accompanying notes to financial statements.



                   Tredegar Industries, Inc.
             Consolidated Statements of Cash Flows
                         (In Thousands)
                          (Unaudited)

                                                                  Nine Months
                                                                Ended Sept. 30
                                                             -------------------
                                                                1997      1996
                                                             --------- ---------

Cash flows from operating activities:
    Net income                                               $ 42,438  $ 35,755
    Adjustments for noncash items:
      Depreciation                                             13,773    15,231
      Amortization of intangibles                                  39       242
      Deferred income taxes                                        40    (3,530)
      Accrued pension income and postretirement
         benefits                                              (3,129)   (1,752)
      Gain on divestitures and property disposals, net         (2,250)  (12,715)
      Write-off of certain industrial packaging
         film machinery and equipment                               -     1,288
      Gain on sale of technology-related investments           (9,668)   (2,139)
    Changes in assets and  liabilities,  net of effects
      from  divestitures and acquisitions:
      Accounts and notes receivable                           (10,721)   (8,972)
      Inventories                                               2,929     1,881
      Income taxes recoverable                                  1,642     2,179
      Prepaid expenses and other                               (1,169)   (1,433)
      Accounts payable                                         10,517     8,477
      Accrued expenses and income taxes payable                 5,569     3,233
    Other, net                                                   (227)      (31)
                                                             --------- ---------
      Net cash provided by operating activities                49,783    37,714
                                                             --------- ---------
Cash flows from investing activities:
    Capital expenditures                                      (14,640)  (18,726)
    Acquisition                                               (13,469)        -
    Investments                                               (12,987)   (1,432)
    Proceeds from the sale of investments                      10,511     2,600
    Property disposals                                            387     8,801
    Proceeds from the sale of Molded Products
      and Brudi                                                 2,250    71,598
    Other, net                                                   (314)     (378)
                                                             --------- ---------
      Net cash (used in) provided by investing
         activities                                           (28,262)   62,463
                                                             --------- ---------
Cash flows from financing activities:
    Dividends paid                                             (3,069)   (2,195)
    Net decrease in borrowings                                 (5,000)        -
    Repurchases of Tredegar common stock                       (1,932)   (2,034)
    Other, net                                                  1,220       933
                                                             --------- ---------
      Net cash used in financing activities                    (8,781)   (3,296)
                                                             --------- ---------
Increase in cash and cash equivalents                          12,740    96,881
Cash and cash equivalents at beginning of period              101,261     2,145
                                                             ========= =========
Cash and cash equivalents at end of period                  $ 114,001  $ 99,026
                                                             ========= =========

        See accompanying notes to financial statements.

                            TREDEGAR INDUSTRIES, INC.
             NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                                   (Unaudited)

1. In the opinion of management, the accompanying consolidated financial statements of Tredegar Industries, Inc. and Subsidiaries ("Tredegar") contain all adjustments necessary to present fairly, in all material respects, Tredegar's consolidated financial position as of September 30, 1997, and the consolidated results of their operations and their cash flows for the nine months ended September 30, 1997 and 1996. All such adjustments are deemed to be of a normal recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Tredegar's Annual Report on Form 10-K for the year ended December 31, 1996. The results of operations for the nine months ended September 30, 1997, are not necessarily indicative of the results to be expected for the full year.

2.   Historical  net  income  and  earnings  per  common  and  dilutive   common
     equivalent share, adjusted for unusual items and technology-related investment gains/losses affecting the comparability of operating results, are presented below:


                                                                       (In Thousands Except Per-Share Amounts)

                                                                           Third Quarter        Nine Months
                                                                          Ended Sept. 30      Ended Sept. 30
                                                                        ------------------- -------------------
                                                                          1997      1996      1997      1996
                                                                        --------- --------- --------- ---------

Historical net income as reported                                       $ 15,137  $ 10,735  $ 42,438  $ 35,755
After-tax effects of unusual items:
    Redemption of preferred stock received in connection
      with the divestiture of Molded Products                                  -         -    (1,440)        -
    Gain on sale of property in Fremont, CA                                    -    (1,215)        -    (1,215)
    Write-off of specialized machinery and equipment due to
      excess capacity in certain industrial packaging films                    -       795         -       795
    Combined net gain on the Molded Products and Brudi
      divestitures                                                             -         -         -    (8,059)
                                                                        --------- --------- --------- ---------
Historical net income as adjusted for unusual items                       15,137    10,315    40,998    27,276
After-tax effect of technology-related investment (gains) losses          (2,117)   (1,369)   (6,187)   (1,369)
                                                                        --------- --------- --------- ---------
Net income as adjusted for unusual items and technology-
    related investment gains/losses                                     $ 13,020   $ 8,946  $ 34,811  $ 25,907
                                                                        ========= ========= ========= =========

Earnings per common and dilutive common equivalent share:
    As reported                                                           $ 1.14     $ .82    $ 3.23    $ 2.74
    As adjusted for unusual items                                           1.14       .79      3.12      2.09
    As adjusted for unusual items and technology- related
      investment gains/losses                                                .98       .69      2.65      1.99



3. At September 30, 1997 and December 31, 1996, Tredegar had technology-related investments with a cost basis of $18.2 million and $6 million, respectively, which represented ownership (either in the form of limited partnership interests in private venture capital funds, the stock of privately held companies or the restricted or unrestricted stock of companies that recently registered shares in initial public offerings) of less than 20% in 18 and 7 separate entities, respectively. These investments are included in "Other assets and deferred charges" in the consolidated balance sheets. Each security directly held in public companies (common stock listed on NASDAQ) is classified as available-for-sale and stated at fair value, with unrealized holding gains or losses excluded from earnings and reported as a net amount in a separate component of shareholders' equity until realized. Each security held in private companies (primarily convertible preferred stock) is accounted for at the lower of cost or estimated fair value. Ownership interests of less than or equal to 5% in private venture capital funds are accounted for at the lower of cost or estimated fair value, while ownership interests in excess of 5% in such funds are accounted for under the equity method. Management estimates the fair value of technology-related investments to be approximately $34 million at September 30, 1997. The fair value of securities directly held in public companies is determined based on closing price quotations. The fair value of securities directly held in private companies is estimated by Tredegar management. The fair value of ownership interests in private venture capital funds is based on management's estimate of Tredegar's distributable share of fund net assets utilizing, among others, the general partners' estimate of the fair value of nonmarketable securities held, closing bid prices of publicly traded securities held and the formulas for allocating profits, losses and distributions. Because of the inherent uncertainty of the valuations of restricted securities or securities for which there is no public market, estimates of fair value may differ significantly from the values that would have been used had a ready market for the securities existed. Furthermore, the publicly-traded stock of emerging, technology-based companies usually has higher volatility and risk than the U.S. stock market as a whole.

4. In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings per Share." The standard must be adopted by Tredegar in the fourth quarter of 1997, with all prior periods restated to conform to the new method. Early application is not permitted. The new standard requires the presentation in the income statement of basic and diluted earnings per share. In contrast to primary earnings per share under existing standards, basic earnings per share excludes common stock equivalents (for example, stock options). Accordingly, for the periods shown below, under the new requirements basic earnings per share for Tredegar will be higher than amounts previously reported, while diluted earnings per share will be the same as amounts previously reported:

                                                    Nine Months         Years Ended
                                                  Ended Sept. 30        December 31
                                                ------------------- -------------------
                                                   1997      1996      1996      1995
                                                --------- --------- --------- ---------
Percentage basic earnings per share
    higher than earnings per share
    as reported                                     7.2%      6.9%      7.3%      3.5%
Percentage diluted earnings per share
    higher (lower) than earnings per share
    as reported                                       -         -         -         -

          During the first nine months of 1997, the FASB also issued new standards affecting disclosures of information about capital structure, comprehensive income and business segments, none of which should have a significant impact on Tredegar.

5. On September 30, 1997, Tredegar announced that its William L. Bonnell subsidiary had agreed in principle to acquire two Canada-based aluminum extrusion and fabrication plants owned by Reynolds Metals Company. The plants are located in Ste. Therese, Quebec, and Richmond Hill, Ontario. Details of the agreement were not disclosed. The proposed acquisition, which is subject to various conditions, is expected to be completed in January 1998. The two plants generated sales of about $50 million in 1996. Both facilities manufacture products used primarily in building and construction, transportation, electrical, machinery and equipment, and consumer durables markets.

     On May 30, 1997, Tredegar announced that its William L. Bonnell subsidiary had acquired an aluminum extrusion and fabrication plant in El Campo, Texas, from Reynolds Metals Company. The El Campo facility, which had sales of about $45 million in 1996, extrudes and fabricates products used primarily in transportation, electrical and consumer durables markets. The acquisition was accounted for using the purchase method; accordingly, assets acquired and liabilities assumed were recorded at their estimated fair values at the date of acquisition. No goodwill arose from the transaction. The operating results for the El Campo facility have been included in the consolidated statements of income since the date acquired.

6. On July 9, 1997, Tredegar replaced its revolving credit facility dated September 7, 1995, with a new five-year facility that permits borrowings up to $275 million. The new facility provides for interest to be charged at a base rate (which is generally expected to be the London Interbank Offered Rate ("LIBOR")) plus a spread that is dependent on Tredegar's quarterly debt-to-total capitalization ratio. A facility fee is also charged on the $275 million commitment amount. The spread and facility fee charged at various debt-to-total capitalization levels are as follows:

                                                         (Basis Points)
                                                     LIBOR           Facility
           Debt-to-Total Capitalization Ratio       Spread              Fee
           Less than or equal to 35%                 16.50             8.50
           Greater than 35% and less than or equal
                to 50%                               22.50             10.00
           Greater than 50%                          30.00             15.00

          In addition, a utilization fee of five basis points is charged on the outstanding principal amount when more than $137.5 million is borrowed under the agreement. The new facility contains restrictions similar to the prior facility including, among others, restrictions on the payments of cash dividends and the maximum debt-to-total capitalization ratio permitted (60%). At September 30, 1997, $113.8 million was available for cash dividend payments and $275 million was available to borrow under the 60% debt-to-total capitalization ratio restriction.

7. The components of inventories are as follows:

                                                       (In Thousands)
                                                Sept. 30            Dec. 31
                                                  1997               1996
                                              --------------     --------------
           Finished goods                            $1,765            $ 1,677
           Work-in-process                            1,580              1,782
           Raw materials                              7,967              7,958
           Stores, supplies and other                 6,761              6,241
                                              ==============     ==============
               Total                                $18,073            $17,658
                                              ==============     ==============